 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2025

MED-X, INC.
(Exact name of registrant as specified in its charter)

Commission File Number: 024-10472

Nevada	46-5473113
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8236 Remmet Avenue Canoga Park, California	91304
(Address of principal executive offices)	(Zip Code)

(818) 349-2870

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

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THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

In this semi-annual report, the term “Med-X,” “we,” “us,” “our,” or “the company” refers to Med-X, Inc. a Nevada corporation.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report on Form 1-K. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” of our For further information regarding our risk factors we direct you the section under “Risk Factors” in our Form 1-A as filed with the Securities and Exchange Commission on June 3, 2025. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2025 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make interim financial statements not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2025, unless otherwise stated.

General

Overview

Med-X, Inc., a Nevada corporation founded in 2014, focuses on developing, marketing, and distributing natural, eco-friendly products. Med-X has a wholly-owned subsidiary, Pacific Shore Holdings, Inc. (“PSH”), which was established on August 12, 1981, in the state of Delaware. Med-X acquired this subsidiary through a merger in April of 2018. The Company is dedicated to providing innovative solutions in pest control, pain management, and natural wellness, addressing the growing demand for sustainable alternatives across industries. Our product lines include Nature-Cide®, Thermal-Aid®, and Malibu Brands, each targeting unique market needs. Additionally, Med-X operates The MJT Network®, an online media platform providing cannabis-related content and advertising opportunities. Our business model leverages strategic partnerships, e-commerce platforms, and direct sales to generate revenue. By combining innovative product development with an emphasis on environmentally conscious practices, Med-X is positioned to capitalize on expanding market opportunities in the natural products sector.

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We have developed a series of natural “green” branded products under division names Nature-Cide®, Thermal-Aid®, and Malibu Brands. Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, janitorial, hospitality, transportation and agriculture, as well as the Hemp and Cannabis cultivation industry. Thermal-Aid®, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide® and Thermal-Aid® are distributed through ecommerce platforms and through national distribution outlets positioned around the United States. Malibu Brands are all-natural essential oil products, which also includes Hemp and CBD oil products which are not eligible for sale at this time, designed for various ailments and are still in the development stage. We also operate the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes high quality media content regarding Cannabis to generate revenue from advertisers and traffic optimizing venues. The network includes smart phone and tablet applications and also publishes a daily news video through social and news applications. Med-X also plans, to the extent it is federally legal to do so, to cultivate high quality custom-bred Hemp and Cannabis for the medical market to treat such aliments as pain, sleep deprivation, appetite disorders, and neurological pathologies or their symptoms.

Besides supplying Nature-Cide products to pest control, hospitality, janitorial and agricultural industries, Med-X also plans to supply products, including Nature-Cide insecticides, pesticides, granular and soil blends to legally operating Hemp and Cannabis agricultural operators. As these core businesses evolve, and it becomes federally legal to do so, we will seek to develop and monetize techniques for the recognition and extraction of Hemp and Cannabis compounds for the medical industry.

We plan to supply products to the agricultural and supply industries, including Nature-Cide® brands such as Nature-Cide’s® Pest Management and All-Purpose formulations, which were licensed to Med-X in 2014 and 2015. We also plan to do the same with our Nature-Cide special insecticidal soil, for which Med-X and Matthew Mills were recently issued a Patent. Nature-Cide® is an all-natural essential oil insecticide/miticide/nematicide that repels and kills a wide variety of pests, including insects that are commonly known to damage agriculture crops which also includes Hemp and Cannabis crops. Nature-Cide® is owned, manufactured and distributed by PSH.

Our primary sources of revenue are expected to be revenue from Nature-Cide, Thermal-Aid Malibu Brands products and The Marijuana Times advertising dollars generated from content published on our media outlet, www.marijuanatimes.org, as well as through the sale of industry related merchandise.  Currently the Company’s significant revenue is generated through Nature-Cide and Thermal-Aid. Malibu Brands has been growing steadily since its launch in the second half of 2021, while The MJT Network revenue is currently immaterial. During the yeasr ended June 30, 2024, Nature-Cide accounted for approximately 47.4% of our revenue, Thermal-Aid accounted for approximately 51.3% of our revenue, Malibu Brands accounted for 1.3% of our revenue. Nature-Cide generates its revenue mostly through direct sales to distributors, both domestically and internationally, while Thermal-Aid generates revenue through distribution channels while continuing to increase its sales activity via ecommerce channels.

Revenues are earned from selling products to customers and distributors using (i) the Amazon eCommerce portal other online portals; (ii) our owned and operated eCommerce website; (iii) third party distributors; and, (iv) on occasion, direct to end user. Our earnings process is considered complete upon receipt of payment from the customer when the customer is the end user (sales generated on our eCommerce website, eCommerce reseller portals or direct to end user), and upon issuance of an invoice to our distribution partners, provided shipment and/or delivery of the purchased products has been made to the customer, with respect to sales processed online; or shipment of the product for sales made to distributors or direct to end user consumers. Revenue from our MJT Network and Malibu brands operations are immaterial to our earnings process and are recorded once the transaction is considered complete.

Management also believes that substantial revenue can be earned from the online sale of Nature-Cide® and other products and services to medicinal use patients who are engaged in legal Hemp and Cannabis cultivation as well as the Hemp and Cannabis agricultural business, including indoor greenhouse operations. We may also earn revenue from providing consulting services to other Hemp and Cannabis industry participants. In the long run, revenue is anticipated from our ongoing product sales as well as planned Hemp and Cannabis compound identification and extraction system and our planned Cannabis products, assuming it is federally legal to do so and our research and development of those planned products and services are successful. No revenue is expected from the sale of Hemp and Cannabis or medicinal Hemp and Cannabis compounds for medical or recreational use until such sale is federally legal to do so. Management believes it will eventually see revenue from growing, harvesting and selling high quality, custom-bred Hemp and Cannabis for the California medical and recreational Hemp and Cannabis markets.  As a California grower, we will approach other markets that become federally legal  available in the future, if any.

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Our operational expenditures are primarily related to development of The Marijuana Times platform, marketing costs associated with getting users to join our network and engage with other users, and the costs related to being a fully reporting company with the SEC. Since its inception in 2015, The Marijuana Times has built a growing network of users. This growth has been aided by the growing use of mobile applications and the popularity of the Cannabis legalization movement among young adults.

Recent Developments

Med-X has undertaken several strategic initiatives to strengthen its market position and operational capabilities:

1.

International Expansion of Nature-Cide: In 2023, Med-X entered into a distribution agreement with Ensystex to expand Nature-Cide’s reach into 29 international territories, including Australia, Southeast Asia, and parts of Africa. Ensystex is responsible for obtaining regulatory approvals, facilitating entry into these markets.

2.

Development of New Products: Med-X is working on next-generation formulations of Nature-Cide, including an insecticidal paint additive designed to repel pests. The product is undergoing efficacy testing and is expected to launch in 2025.

3.

Proposed Acquisitions: On September 15, 2023, the Company entered an agreement with Joseph Winograde to purchase 49% of Napco Painting Contractors, Inc.(“Napco”) for $500,000 in cash and issued a $2,500,000 convertible promissory note. The note would convert into common stock at the price of the Company’s then pending initial public offering on Nasdaq. Since the Company's stock wasn't listed on Nasdaq within 90 days, the transaction was canceled. On December 13, 2023, an amendment extended the listing date to March 14, 2024, which later expired. The Company withdrew its initial public offering with Nasdaq in April 2024. The Company intends to renegotiate the acquisition of an interest in Napco a future date.

Napco is an environmentally friendly commercial and residential painting company operating in the Napa Valley region of Northern California for over 20 years. Napco customers include many established wineries, resorts, commercial buildings, restaurants, housing projects and estate properties. In early 2022, the Company’s Nature-Cide division began development of a unique Nature-Cide insecticidal painting additive which can be blended into paint/stains which repels various wood destroying insects, pests and birds. The Company is in its second-generation formulation and expects to begin efficacy testing to prepare for state environmental protection agency office registration with hopes of releasing for sale and commercial use in 2025. The Company believes that the Napco painting platform can enable the Company to test and showcase the insecticidal paint additive product’s effectiveness within the painting industry, which includes the painting manufacturing sector as well as other painting contractors nationally through the existing clients of Napco. The Company also intends to operate a Nature-Cide pest control service business from within Napco, should it be successful in acquiring an interest at a future date, similar to the Nature-Cide services in Southern California.

4.

Reg CF Offering and Reg D Offering: Through April 2025 the Company was conducting two separate offerings, a Regulation Crowdfunding (Reg CF) and Regulation D 506 (c) offerings to raise additional capital prior to the Company’s launch of an anticipated qualification of its Regulation A+ offering contemplated in this offering circular. Additionally, the Company ended both the Regulation CF and Regulation D offerings as of April 4, 2025, and, and as of April 15, 2025 the Company has filed a Form C/U officially ending the Regulation CF offering.

5.

Partnership with Dealmaker Securities: Med-X has engaged Dealmaker Securities LLC as the lead selling agent for its Regulation A offering. This partnership supports the company’s efforts to reach a broad investor base while maintaining compliance with regulatory standards.

6.

Advisory Agreement with Maxim Group: In July 2024, Med-X entered into an agreement with Maxim Group for investment banking and financial advisory services. The agreement aligns with Med-X’s strategic focus on scaling its operations and pursuing growth opportunities.

7.

Operational Efficiencies: Med-X has streamlined its production and distribution processes to meet rising demand for Nature-Cide and Thermal-Aid products. The company continues to work closely with key distributors to optimize inventory management and customer outreach.

8.

Reverse Stock Split: On April 15, 2024, the Board of Med-X, Inc. approved a 1-for-16 reverse stock split of its outstanding common stock, effective April 16, 2024. This decision was made to establish a valuation that the Company believed would be attractive to potential investors in connection with its proposed offerings. The reverse stock split did not change the number of authorized shares, which remains at 300,000,000.

9.

Reg A Offering: The Company has filed an Offering Circular whereunder we are offering up to 2,500,000 shares of common stock, $0.001 par value per share, for $4.00 per share (the “Offering Price”), for gross proceeds to the Company of up to $10,000,000, before deduction of offering expenses, assuming all shares are sold. The Offering Price has been arbitrarily determined by the Company and is not based on book value, assets, earnings or any other recognizable standard of value. The Offering Circular received Notice of Qualification on May, 29, 2025.

10.

Change in Board membership: On June 28, 2025 Dr. Morton Hyson resigned as a Board of Director Member effective immediately for personal reasons. Effective July 18, 2025 Mrs. Mary Kay Wilson was appointed as a Board of Director Member filling the seat previously held by Dr. Morton Hyson.

11.

Engagement agreement with broker-dealer: On August 29, 2025, the Company entered into an agreement with Delbrook Digital Ltd., a foreign broker-dealer based in Canada doing business as Bad Twin Capital (together with any subsidiaries, affiliates, successors and assigns, “Bad Twin Capital”), along with its US partner, Marco Polo Securities, Inc., a registered US broker-dealer and member FINRA/ SIPC (together with its subsidiaries and affiliates, “Marco Polo”), pursuant to which Bad Twin Capital and Marco Polo (together, the “Bad Twin Capital Team”) shall act as financial advisers to the Company.

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Results of Operations

The following summarizes the results of our operations for the six-month periods ended June 30, 2025 (“2025 Interim Period”) and June 30, 2024 (“2024 Interim Period”):

	Six Months Ended
	June 30,
	2025	2024	$ Change
Net revenues	$885,520	$834,255	$51,265
Cost of Goods Sold	$633,746	$686,866	$(53,120)
Gross profit/(loss)	$251,774	$147,389	$104,385
Operating Expenses
General and Administrative	$3,645,345	$4,049,177	(403,832)
Sales and Marketing	$718,398	$495,577	222,821
Total Operating Expenses	$4,363,743	$4,544,754	$(181,011)
Loss from operations	$(4,111,969)	$(4,397,365)	$(285,396)
Interest Expense	$23,382	$27,324	$(3,942)
Net loss	$(4,135,351)	$(4,424,689)	$(289,338)

For the 2025 Interim Period, we had net revenues of $885,520 compared to $834,255 for the 2024 Interim Period, reflecting a slight increase period over period. While revenue increased during the 2025 Interim Period, our costs of goods sold decreased from $686,866 in the 2024 Interim Period to $633,746 for the 2025 Interim Period as a result of increased warehouse efficiencies. For the 2025 Interim Period, we had a gross profit of $251,774, compared to a gross profit of $147,389 for the 2024 Interim Period. The increase in gross profit is as direct result of the effect of increased warehouse efficiency and slightly increased net revenues.

For the 2025 Interim Period, our operating expenses were $4,363,743 consisting of $718,398 for sales and marketing expenses and $3,645,345 for general and administrative costs. For the 2024 Interim Period, our operating expenses were $4,544,754, consisting of $495,577 for sales and marketing expenses and $4,049,177 for general and administrative costs.  The significant decrease in general and administrative costs was predominantly due to a reduction in costs for legal and accounting fees compared to costs in the prior comparative period at which time the Company had been pursuing an initial public offering with the Securities and Exchange Commission, which offering was terminated in April 2024. The Company saw increased costs for sales and marketing period over period as it worked to increase gross sales.

For the 2025 Interim Period, we had an operating loss of $4,111,969, compared to an operating loss of $4,397,365 for the 2024 Interim Period.

For the 2025 Interim Period as compared to the 2024 Interim Period our interest expenses were slighted decreased at $23,382 and $27,324 respectively.

For the 2025 Interim Period, we had a net loss of $4,135,351, compared to a net loss of $4,424,68 for the 2023 Interim Period. As set out above, this reduction to our period over period net loss was due to a combination of slightly increased gross profits and a reduction to overall operational expenditures.

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Liquidity and Capital Resources

As of June 30, 2025, we had total current assets in the amount of $1,614,550, consisting of $449,452 in cash, $194,700 in net accounts receivables, $159,254 in prepaid expenses, and $811,144 in inventory. As of December 31, 2024, we had total current assets in the amount of $1,198,607 consisting of $198,185 in cash, $83,157 in net accounts receivables, $301,351 in prepaid expenses, $615,914 in inventory.

During the six months ended June 30, 2025, we used $2,405,934 of cash for operating activities as compared to $1,957,493 in the six months ended June 30, 2024.  Cash used in operating activities in each of the comparative six month periods includes substantial fees paid for selling and marketing expenses and ongoing personnel and professional fees as reflected in our net loss period over period, offset by non-cash expenditures in the period of stock issued for consulting services of $1,923,000 in the six months ended June 30, 2025 compared to $2,264,000 in the six months ended June 30, 2024.

Cash used in investing activities during the six months ended June 30, 2025 was $637 for the purchase of equipment as compared to $0 in the six months ended June 30, 2024.

Cash provided by financing activities during the six months ended June 30, 2025 was $2,657,838. Of this amount, $2,580,018 was related to the issuance of shares of common stock offset by $77,820 in repayment of our Line of Credit. Cash provided by financing activities during the six months ended June 30, 2024 was $2,137,669. Of this amount, $2,137,718 was related to the issuance of shares of common stock, offset by a repayment of principal debt of $49.  Since our inception, our capital needs have primarily been funded from net proceeds from private placements.

We will have additional capital requirements during the remainder of 2025 and 2026. We do not expect to be able to satisfy our cash requirements through sales of the Nature-Cide and Thermal-Aid product lines as well as digital media advertising, and therefore we will attempt to raise additional capital through the sale of our common stock, including through an offering of securities on Form 1-A, as well as private placements from accredited investors. We believe that the proceeds of the proposed and current Offerings may be sufficient to fund our operations for at least the next 18 months.

Line of Credit

On November 27, 2012, PSH entered into a Loan and Security Agreement (the “Loan Agreement”) and a promissory note (the “Note”) with Crestmark Bank. The maximum amount that can be borrowed under the Promissory Note is $1,500,000. The Loan Agreement establishes the collateral and required terms for establishing a factoring of Accounts Receivable. Applicable Accounts Receivable are collected 87% up-front from Crestmark Bank, 13% collected upon customer payment, and deduction of fees by Crestmark Bank are paid as a deduction against factored amounts remitted to the Company. Interest on the outstanding balance is calculated at two (2%) percent above Prime Rate (7.50% as of December 31, 2024). At no time will the rate be lower than five and one quarter (5.25%) percent per annum. The Loan Agreement calls for a security interest in the assets of the Company such as Accounts, Goods, Inventory, Equipment, Chattel Paper, Instruments, Investment Property, specifically identified Commercial Tort Claims, Documents, Deposit Accounts, Letter of Credit Rights, General Intangibles, Contract Rights, customer lists, furniture and fixtures, books and records and supporting obligations for any of the foregoing. The Company also agreed to certain fees such as loan fees, late reporting fees, lockbox fees, documentation fees, maintenance fees and an exit fee.

As of June 30, 2025, and December 31, 2024, the outstanding balance was $127,077 and $49,257, respectively.

Line of Credit – Related Party

On August 6, 2022, the Company entered into a Line of Credit Agreement (the “Line of Credit Agreement”) with two of its executive officers (collectively the “Lenders”). The Line of Credit Agreement provides for advances as needed up to a maximum of $500,000 for working capital. The amount outstanding on the Line of Credit Agreement shall be due and payable on the earlier to occur of (a) event of default or (b) the effective date the Company lists on a public stock exchange or one year from the execution date. The Line of Credit Agreement is supported by issuance of a Promissory Note to the Lenders for any amounts advanced thereunder.

Events of default under the terms of the agreement include nonpayment of principal or interest, when due, subject to a five (5) day cure period; voluntary or involuntary bankruptcy or receivership or declaration of insolvency; misrepresentation in the Line of Credit Agreement or documentation; material defaults under any term of the Line of Credit Agreement which has been noticed and remains uncured for thirty (30) days.

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On August 1, 2023, Med-X and the Lenders agreed to an Amendment to the Line of Credit Agreement such that   Maturity shall be the earlier of (a) the effective date the Company lists on a public stock exchange or (b) on demand upon thirty (30) days written notice by the Lenders.  On September 28, 2023, Med-X and the Lenders agreed to a further Amendment such that the Promissory Note shall automatically be converted in full to Med-X common stock at the IPO price. Since the Company did not consummate an IPO, the immediately preceding  terms of the Line of Credit Agreement shall apply. As of June 30, 2025 and December 31, 2024, the Company has drawn $499,617 against the Line of Credit Agreement and incurred interest expenses of $22,248 and $23,589, for the six months ended June 30, 2025 and 2024, respectively. Included in accounts payable as of June 30, 2025 and as of December 31, 2024 are payable of $9,142 and $5,717, respectively.

Without additional proceeds from private placements and both pending and current offerings we cannot assure you that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management’s judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management’s Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the Company satisfies each performance obligation.

The Company generates revenues from selling its products to customers and distributors using (i) the Amazon eCommerce portal; (ii) its owned and operated eCommerce website; (iii) third party distributors; and (iv) on occasion, direct to end user. The Company considers its performance obligations satisfied upon shipment of the purchased products to the customer with respect to sales processed by third party fulfilment centers and delivery of the product for sales made to distributors or direct to end user. Returns of products from customer purchases using the Amazon resale portal are refunded by Amazon to the customer and products are returned to the Company’s warehouse inventory with no restocking fees incurred by the customer. The Company evaluates returns from customers purchasing products using its eCommerce site on a case-by- case basis and generally will issue a replacement product in the limited cases of product returns. Returns by distributors or direct to end user customers are also reviewed on a case-by-case basis for product replacement if the Company determines it is warranted. The Company has no policy requiring cash refunds. Revenue also includes immaterial advertising sales from our online media platform.

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Segment Information

Operating segments are comprised of the components of an entity in which separate information is available for evaluation by the Company’s chief operating decision maker, or group of decision makers, in determining how to allocate resources in evaluating performance. The Company is organized primarily by product line and has determined it has a single operating segment which includes online sales via our managed ecommerce site, distributor sales and reseller sales via Amazon, of a like line of products, which have an intertwined production and distribution model and are distributed from one operating location. The Company derives immaterial revenue from advertising sales from our online media platform “MJT Network®”.

The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer. The accounting policies for our product lines include revenue recognition applicable to both wholesale and retail (on-line) product sales and revenue is recognized in full at the time of the transfer of goods.  The CODM evaluates the performance of the single operating segment based on the Company’s net income (loss) as reported in the Statements of Operations and allocates resources based on consumer demand for product lines, expected marketing costs to engage consumers and underlying costs of products sold. The Company’s segment assets, including inventory and intangible assets, are reported on the Balance Sheets.

The CODM reviews performance based on gross profit, operating profit, and net earnings. Operating profit is reviewed to monitor the operating and administrative expenses of the Company. Profitability is important to the Company’s ability to grow and expand operations and strategic initiatives. Accordingly, the CODM considers operating expenses, and other income (expenses) of our single operating segment as reported on the statement of operations and considers our current and total assets as recorded on the balance sheet. There are no additional expenses or asset information that are supplemental to those disclosed in these consolidated financial statements that are regularly provided to the CODM.

Stock Based Compensation Expense

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. Stock issued to third-party consultants is recorded at the estimated grant date fair value of the underlying common stock.

ITEM 2. OTHER INFORMATION

On April 15, 2024 the Company’s Board of Directors approved a 1 for 16 Reverse Split of the Company’s common stock. The Reverse Split was effective April 16, 2024 and has been retroactively applied to the share and per share data included herein.

The Company is authorized to issue 300,000,000 shares of common stock at a par value of $0.001 per share.

During the six months ended June 30, 2025, the Company sold 937,250 shares of common stock at $2.00 per share under a private placement offering memorandum. The Company also sold 241,666 shares of common stock at $3.00 per share under the terms of a private placement. The Company received total proceeds of $2,047,480, net of offering costs.

In May 2024 the Company launched a Regulation CF Crowdfunding, offering shares of common stock at $3.00 per share. During the six months ended June 30, 2025, the Company issued 285,947 shares of common stock under this offering and received proceeds of $532,538, net of offering costs. On April 15, 2025, the Company filed a Form C-U indicating that the Company had terminated its Regulation CF Offering as of April 4, 2025.

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During the six months ended June 30, 2025, the Company also issued 641,000 shares of common stock for consulting services valued at $1,923,000 or $3 per share.

Between July 1, 2025, and August 31, 2025, the Company sold 441,999 shares of common stock at $3.00 per share under the terms of a private placement. The Company received total proceeds of $1,171,670, net of offering costs.

Between July 1, 2025, and August 31, 2025, the Company sold 137,823 shares of common stock at $4.00 per share in its Tier 2 Reg A+ Offering with net proceeds of $551,292.

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012, as amended, and, as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings.

ITEM 3. FINANCIAL STATEMENTS

The accompanying semi-annual condensed consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Form 1-K for the year ended December 31, 2024. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2025 are not necessarily indicative of the results that can be expected for the year ending December 31, 2025.

The Form 1-SA was not reviewed by our independent registered public accounting firm, Cherry Bekaert LLP.

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MED-X, INC. Condensed Consolidated Balance Sheets (Unaudited)

	June 30, 2025	December 31, 2024

ASSETS
Current Assets:
Cash & Cash Equivalents	$449,452	$198,185
Accounts Receivable, net	194,700	83,157
Inventory	811,144	615,914
Prepaids and Other Current Assets	159,254	301,351
Total Current Assets	1,614,550	1,198,607

Property and Equipment, net	16,979	21,213
Right-of-Use Operating Lease Asset	62,447	220,321
Intangible Assets	2,804	3,704
Security Deposit	54,624	54,624
Total Assets	$1,751,404	$1,498,469

LIABILITIES AND STOCKHOLDERS' (DEFICIT)
Current Liabilities:
Accounts payable and accrued liabilities	$820,906	$817,893
Line of Credit	127,077	49,257
Line of Credit Agreement, related party	499,617	499,617
Current Portion of Lease Liability	83,104	282,293
Total Current Liabilities	1,530,704	1,649,060

Total Liabilities	1,530,704	1,649,060

STOCKHOLDERS' EQUITY (DEFICIT)
Common Stock: $0.001 par value, 300,000,000 shares authorized. 22,588,681 and 20,482,818 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively.	22,589	20,483
Preferred Stock: 5,000,000 authorized, $0.001 par value; Series A Preferred Stock: 10,000 shares authorized, issued and outstanding	10	10
Additional Paid in Capital	45,122,772	40,618,236
Accumulated Deficit	(44,924,671)	(40,789,320)
Total Stockholders' Equity (Deficit)	214,100	(150,591)
Total Liabilities and Stockholders' (Deficit)	$1,751,404	$1,498,469

See accompanying notes to unaudited condensed consolidated financial statements.

11

MED-X, INC. Condensed Consolidated Statements of Operations (Unaudited)

For Six Months Periods Ended June 30,	2025	2024
(USD $ in Dollars)
Net Revenue	$885,520	$834,255
Cost of Goods Sold	633,746	686,866
Gross Profit	251,774	147,389

Operating Expenses:
General and Administrative	3,645,345	4,049,177
Sales and Marketing	718,398	495,577
Total Operating Expenses	4,363,743	4,5544,754

Operating Loss	(4,111,969)	(4,397,365)

Interest Expense	23,382	27,324
Loss Before Provision for Income Taxes	(4,135,351)	(4,424,689)
Provision/(Benefit) for income taxes	-	-
Net Loss	$(4,135,351)	$(4,424,689)

Net (loss) per Share – basic and diluted	$(0.20)	$(0.28)

Weighted Average Shares Outstanding – basic and diluted	20,888,948	15,689,423

See accompanying notes to unaudited condensed consolidated financial statements.

12

MED-X, INC. Condensed Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

					Additional		Total Stockholders'
	Common Stock		Preferred Shares		Paid In	Accumulated	Equity
(in, $US)	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance—December 31, 2024	20,482,818	$20,483	10,000	$10	$40,618,236	$(40,789,320)	$(150,591)
Stock Option, Non-Cash Compensation	-	-	-	-	3,624	-	3,624
Stock Based Compensation for Consulting Services	641,000	641	-	-	1,922,359	-	1,923,000
Issuance of Common Stock for Cash, net of offering costs	1,464,863	1,465	-	-	2,578,553	-	2,580,018
Net Loss	-	-	-	-	-	(4,135,351)	(4,135,351)
Balance—June 30, 2025	22,588,681	$22,589	10,000	$10	$45,122,772	$(44,924,671)	$214,100

					Additional		Total Stockholders'
	Common Stock		Preferred Shares		Paid In	Accumulated	Equity
(in, $US)	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance—December 31, 2023	14,115,368	$14,115	10,000	$10	$30,414,827	$(30,969,054)	$(540,102)
Stock Based Compensation for Consulting Services	1,415,000	1,415	-	-	2,262,585	-	2,264,000
Issuance of Common Stock for Cash, net of offering costs	1,560,199	1,560	-	-	2,136,158	-	2,137,718
Stock Option, Non-Cash Compensation	-	-	-	-	3,624	-	3,624
Net Loss	-	-	-	-	-	(4,424,689)	(4,424,689)
Balance—June 30, 2024	17,090,567	$17,090	10,000	$10	$34,817,194	$(35,393,743)	$(559,449)

See accompanying notes to unaudited condensed consolidated financial statements.

13

MED-X, INC. Condensed Consolidated Statements of Cash Flows (Unaudited)

For The Six Months Ended June 30,	2025	2024
(USD $ in Dollars)
CASH FLOW FROM OPERATING ACTIVITIES
Net Loss	$(4,135,351)	$(4,424,689)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation Expense	4,871	4,871
Amortization Expense	900	900
Non-cash Lease Expense	(41,315)	(14,370)
Consulting Expense, settled through stock issuance	1,923,000	2,264,000
Share-Based Compensation Expense	3,624	3,624
Changes in operating assets and liabilities:
Accounts Receivable, net	(111,543)	(96,972)
Inventory	(195,230)	6,227
Prepaids and Other Current Assets	142,097	2,016
Accounts Payable	3,013	201,080
Accounts payable and accrued liabilities, related party	-	95,820
Net Cash Used in Operating Activities	(2,405,934)	(1,957,493)

CASH FLOW FROM INVESTING ACTIVITIES
Purchases of Property and Equipment	(637)	-
Net Cash Used In Investing Activities	(637)	-

CASH FLOW FROM FINANCING ACTIVITIES
Common Stock Issued for Cash, net of offering costs	2,580,018	2,137,718
Borrowings/ (Repayment) - Line of Credit	77,820	-
Borrowing / (Repayment) - Line of Credit Agreement, related party	-	(49)
Net Cash Provided by Financing Activities	2,657,838	2,137,669

Net Change in Cash and Cash Equivalents	251,267	180,176
Cash—Beginning of the Year	198,185	65,747
Cash—End of the Year	$449,452	$245,923

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid During the period for Interest	$21,590	$27,323

See accompanying notes to unaudited condensed consolidated financial statements.

14

MED-X, INC. Notes to Condensed Consolidated Financial Statements For Six Months Ended June 30, 2025 and 2024

1. NATURE OF OPERATIONS

Med-X, Inc. (“Med-X”) was incorporated on February 24, 2014, in the state of Nevada. Med-X has a wholly-owned subsidiary, Pacific Shore Holdings, Inc. (“PSH”), which was established on August 12, 1981, in the state of Delaware. Med-X acquired this subsidiary through a merger in April of 2018. The consolidated financial statements of Med-X and PSH (which collectively may be referred to as the “Company”, “we”, “us”, or “our”), are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Canoga Park, California.

Med-X and PSH developed a series of natural “green” branded products under our product names: Nature-Cide®, Thermal-Aid®, and Malibu Brands. Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, turf, janitorial, hospitality, transportation and agriculture, and the cannabis and hemp cultivation and products industries. Thermal-Aid®, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide® and Thermal-Aid® are distributed through ecommerce platforms and through national and international distribution outlets positioned around the United States (US).

Malibu Brands are all-natural essential oils, including Hemp and CBD oil products, designed to treat a variety of ailments and while we are marketing certain formats of these products, other formulations are still in the development stage. The Company also operates the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes Cannabis media content to generate revenue from advertisers and traffic optimizing venues. The network includes smart phone and tablet applications and publishes a daily news video through social and news applications. As these core businesses evolve, we will seek to develop and monetize techniques for the recognition and extraction of Cannabis compounds for the medical industry, and a cost-effective pharmacy automation system for the pharmaceutical and cannabis industries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company’s financial statements. The accounting policies conform to U.S. GAAP.

Basis of Consolidation

The Company’s interim unaudited condensed consolidated financial statements include the accounts of Med-X Inc., and its wholly owned subsidiary, Pacific Shore Holdings, Inc., over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation Unaudited Interim Financial Information

The accompanying interim condensed consolidated financial statements are unaudited. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all the normal recurring adjustments necessary to present fairly the financial position and results of operations as of and for the periods presented. The interim results are not necessarily indicative of the results to be expected for the full year or any future period.

Certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Company believes that the disclosures are adequate to make the interim information presented not misleading. These consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto included in the Company’s Report on Form 1-U filed on September 23, 2025, for the years ended December 31, 2025 and 2024.

15

MED-X, INC. Notes to Condensed Consolidated Financial Statements For Six Months Ended June 30, 2025 and 2024

Use of Estimates

The preparation of consolidation financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Information

Operating segments are comprised of the components of an entity in which separate information is available for evaluation by the Company’s chief operating decision maker, or group of decision makers, in determining how to allocate resources in evaluating performance. The Company is organized primarily by product line and has determined it has a single operating segment which includes online sales via our managed ecommerce site, distributor sales and reseller sales via Amazon, of a like line of products, which have an intertwined production and distribution model and are distributed from one operating location. The Company derives immaterial revenue from advertising sales from our online media platform “MJT Network®”.

The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer. The accounting policies for our product lines include revenue recognition applicable to both wholesale and retail (on-line) product sales and revenue is recognized in full at the time of the transfer of goods.  The CODM evaluates the performance of the single operating segment based on the Company’s net income (loss) as reported in the Statements of Operations and allocates resources based on consumer demand for product lines, expected marketing costs to engage consumers and underlying costs of products sold. The Company’s segment assets, including inventory and intangible assets, are reported on the Balance Sheets.

The CODM reviews performance based on gross profit, operating profit, and net earnings. Operating profit is reviewed to monitor the operating and administrative expenses of the Company. Profitability is important to the Company’s ability to grow and expand operations and strategic initiatives. Accordingly, the CODM considers operating expenses, and other income (expenses) of our single operating segment as reported on the statement of operations and considers our current and total assets as recorded on the balance sheet. There are no additional expenses or asset information that are supplemental to those disclosed in these consolidated financial statements that are regularly provided to the CODM.

Going Concern

The accompanying unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $4,135,351, an operating cash outflow of $2,399,336 and liquid assets in cash of $449,452, which are less than a year worth of cash reserves as of June 30, 2025. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying unaudited consolidated financial statements do not include any adjustments that might result from these uncertainties.

16

MED-X, INC. Notes to Condensed Consolidated Financial Statements For Six Months Ended June 30, 2025 and 2024

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2025 and December 31, 2024, the Company’s cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are carried net of an allowance for expected credit losses. The allowance for expected credit losses is increased by a provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management’s evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instrument – Credit Losses. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company’s customers are direct consumers and pay at the time of purchase. As of June 30, 2025 and 2024, management determined the allowance for credit losses was de minimis.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or net realizable value. Inventories are periodically evaluated to identify obsolete or otherwise impaired products and are written off when management determines usage is not probable. The Company estimates the balance of excess and obsolete inventory by analyzing inventory by age using last used and original purchase date and existing sales pipeline for which the inventory could be used.

Intangible Assets

Intangible assets with finite lives, such as trademark & copyrights, are amortized on a straight-line basis over their estimated useful lives. The useful life of the trademark is estimated to be 15 years.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Buildings & improvements	Lease term
Furniture & equipment	3 years
Software	5 years
Vehicles	Lease term or 5 years

17

MED-X, INC. Notes to Condensed Consolidated Financial Statements For Six Months Ended June 30, 2025 and 2024

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. The Company did not recognize any impairment loss for the years ended December 31, 2024 and 2023.

Concentration of Credit Risk

Customer Concentrations

During the six months ended June 30, 2025, the Company earned 37% of gross revenue from two customers and during the six months ended June 30, 2024, the Company earned 51% of gross revenue from two customers.

Supplier Concentrations

During the six months ended June 30, 2025 and 2024, the Company made purchases from two major suppliers that accounted for80% and 80% of cost of goods, respectively.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the Company satisfies each performance obligation.

The Company generates revenues from selling its products to customers and distributors using (i) the Amazon eCommerce portal; (ii) its owned and operated eCommerce website; (iii) third party distributors; and (iv) on occasion, direct to end user. The Company considers its performance obligations satisfied upon shipment of the purchased products to the customer with respect to sales processed by third party fulfilment centers and delivery of the product for sales made to distributors or direct to end user. Returns of products from customer purchases using the Amazon resale portal are refunded by Amazon to the customer and products are returned to the Company’s warehouse inventory with no restocking fees incurred by the customer. The Company evaluates returns from customers purchasing products using its eCommerce site on a case-by- case basis and generally will issue a replacement product in the limited cases of product returns. Returns by distributors or direct to end user customers are also reviewed on a case-by-case basis for product replacement if the Company determines it is warranted. The Company has no policy requiring cash refunds. Revenue also includes immaterial advertising sales from our online media platform.

18

MED-X, INC. Notes to Condensed Consolidated Financial Statements For Six Months Ended June 30, 2025 and 2024

Disaggregated Revenues

Total revenues, consisting of disaggregated net sales across each of our product lines for the six months ended June 30, 2025 and 2024 is set out below:

Revenue by Product
	June 30
	2025 $	2025%	2024 $	2024%

Nature-Cide	$481,082	54.4%	$481,826	57.8%
Thermal-Aid	386,401	43.6%	330,978	39.7%
Malibu Brands	18,037	2.0%	21,451	2.5%
TOTAL	$885,520	100.0%	$834,255	100.0%

The following table reflects disaggregated revenue by sales channel at six months ended June 30:

Revenue by Channel
	2025 $	2024 $

Ecommerce/Online	$437,323	$416,531
Distributors	448,197	417,724
TOTAL	$885,520	$834,255

Cost of sales

Cost of sales includes actual product cost, shipping to distribution centers and reseller warehouses, labor, cost of warehousing and allocated overheard, which is applied on a per unit basis.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the six months ended June 30, 2025 and 2024 amounted to $553,875 and $495,575, respectively, which is included in sales and marketing expenses on the accompanying consolidated statements of operations.

Offering Costs

Costs incurred in connection with raising capital by the issuance of common stock under our Reg CF, Regulation A+ offering and Rule 506(c) private placements have been recorded as contra equity and deducted from the capital raised. Costs associated with the proceeds from an Initial Public Offering (IPO) on Form S-1 are capitalized under prepaid expenses and other current assets until such time as the success or failure of the IPO can be determined, at which time the costs will be recorded as contra equity or expensed. Offering costs include legal, accounting, investment banking, underwriting, printing, and regulatory and filing fees.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. Stock issued to third-party consultants is recorded at the estimated grant date fair value of the underlying common stock.

19

MED-X, INC. Notes to Condensed Consolidated Financial Statements For Six Months Ended June 30, 2025 and 2024

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, line of credit approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

Effective January 1, 2019, the Company adopted the provisions of Topic 842 using the alternative modified transition method, with a cumulative effect adjustment to the opening balance of accumulated deficit on the date of adoption, and prior periods not restated, as allowed under the provisions of Topic 842.

The Company also elected to use the practical expedients permitted under the transition guidance of Topic 842, which provides for the following: the carryforward of the Company’s historical lease classification, no requirement for reassessment of whether an expired or existing contract contains an embedded lease, no reassessment of initial direct costs for any leases that exist prior to the adoption of the new standard, and the election to consolidate lease and non-lease components. The Company also elected to keep all leases with an initial term of 12 months or less off the balance sheet.

Related Party Transactions

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company conducts business with its related parties in the ordinary course of business.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

20

MED-X, INC. Notes to Condensed Consolidated Financial Statements For Six Months Ended June 30, 2025 and 2024

Basic and Diluted Net Loss Per Share

Basic and diluted earnings or loss per share (“EPS”) amounts in the unaudited consolidated financial statements are computed in accordance ASC 260- 10 Earnings Per Share, which establishes the requirements for presenting EPS. Basic EPS is based on the weighted average number of common shares outstanding. Diluted EPS is based on the weighted average number of common shares outstanding and dilutive common stock equivalents. Basic EPS is computed by dividing net income or loss available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Potentially dilutive securities were excluded from the calculation of diluted loss per share because their effect would be anti-dilutive. During the six months ended June 30, 2025 and 2024, there were 265,400 potentially anti-dilutive shares as a result of certain outstanding, exercisable stock options and share purchase warrants.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.  The Company’s effective tax rate differs from statutory rates due to an increase in the valuation allowance. A full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this update require enhanced disclosures about significant expenses on an annual and interim basis for all public entities. The amendments in this update were effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of this new guidance did not have a significant impact on our financial statements.

Recently Issued Accounting Pronouncements Pending Adoption

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Tax Disclosures, which requires disaggregated information about an entity's income tax rate reconciliation as well as information regarding cash taxes paid both in the United States and foreign jurisdictions. The amendments should be applied prospectively, with retrospective application permitted. The amendments are effective for annual periods beginning after December 15, 2024 with early adoption permitted. The Company is currently evaluating the impacts of adopting this guidance on its financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement (Topic 220): Disaggregation of Income Statement Expenses, to require additional disclosures of certain amounts included in the expense captions presented on the Statement of Operations as well as disclosures about selling expenses. In January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. The ASU is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, and early adoption is permitted. The Company is currently evaluating the impacts of adopting this guidance on its financial statement disclosures.

21

MED-X, INC. Notes to Condensed Consolidated Financial Statements For Six Months Ended June 30, 2025 and 2024

3. INVENTORY

Inventory consists of the following items as of:

	June 30, 2025	December 31, 2024
Raw Materials	284,648	282,956
Finished Goods	526,496	332,958
Total Inventory	$811,144	$615,914

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items as of:

	June 30, 2025	December 31, 2024
Advances to Suppliers	80,560	165,864
Prepaid Rent	14,969	14,969
Escrow account	39,074	98,158
Other Current Assets, including deposits held by third parties from investors	18,051	22,360
Total Prepaids and Other Current Assets	$152,654	$301,351

Accounts payable and accrued liabilities consists of the following items:

	June 30, 2025	December 31, 2024
Accounts Payable	501,574	478,355
Credit Cards	68,039	92,688
Accrued Employee Compensation	176,983	172,351
Other Payroll Liabilities	74,310	74,499
Total Accounts Payable and Accrued Liabilities	$820,906	$817,893

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following items as of:

	June 30, 2025	December 31, 2024
Buildings & Improvements	$337,806	$337,806
Furniture & Equipment	320,855	320,218
Software and Website	166,514	166,514
Vehicles	164,485	164,485
Property and Equipment, at cost	989,660	989,023
Accumulated Depreciation	(972,681)	(967,810)
Property and Equipment, Net	$16,979	$21,213

Depreciation expenses for property and equipment for the six months ended June 30, 2025, and 2024 were in the amount of $4,871 and $4,871, respectively, and is included in general and administrative expense on the accompanying consolidated statements of operations.

22

MED-X, INC. Notes to Condensed Consolidated Financial Statements For Six Months Ended June 30, 2025 and 2024

6. INTANGIBLE ASSETS

Intangible assets consist of the following items as of:

	June 30, 2025	December 31, 2024
Trademark	$26,994	$26,994
Intangible assets, at cost	26,994	26,994
Accumulated Amortization	(24,190)	(23,290)
Intangible Assets, net	$2,804	$3,704

Amortization expense for the six months ended June 30, 2025 and 2024 was in the amount of $900 and $900, respectively, and is included in general and administrative expense on the accompanying consolidated statements of operations.

7. CREDIT FACILITIES

Line of Credit

The Company entered into a Loan and Security Agreement (the “Loan Agreement”) and a promissory note (the “Note”) with Crestmark Bank. The maximum amount that can be borrowed under the Promissory Note is $1,500,000. The Loan Agreement establishes the collateral and required terms for establishing a factoring of Accounts Receivable. Applicable Accounts Receivable are collected 87% up-front from Crestmark Bank, 13% collected upon customer payment, and deduction of fees by Crestmark Bank are paid as a deduction against factored amounts remitted to the Company. Interest on the outstanding balance is calculated at two (2%) percent above Prime Rate (7.50% as of December 31, 2024). At no time will the rate be lower than five and one quarter (5.25%) percent per annum. The Loan Agreement calls for a security interest in the assets of the Company such as Accounts, Goods, Inventory, Equipment, Chattel Paper, Instruments, Investment Property, specifically identified Commercial Tort Claims, Documents, Deposit Accounts, Letter of Credit Rights, General Intangibles, Contract Rights, customer lists, furniture and fixtures, books and records and supporting obligations for any of the foregoing. The Company also agreed to certain fees such as loan fees, late reporting fees, lockbox fees, documentation fees, maintenance fees and an exit fee.

As of June 30, 2025, and December 31, 2024, the outstanding balance was $127,077 and $49,257, respectively.

Line of Credit- Related Party

On August 6, 2022, the Company entered into a Line of Credit Agreement (the “Line of Credit Agreement”) with two of its executive officers (collectively the “Lenders”). The Line of Credit Agreement provides for advances as needed up to a maximum of $500,000 for working capital. The amount outstanding on the Line of Credit Agreement shall be due and payable on the earlier to occur of (a) event of default or (b) the effective date the Company lists on a public stock exchange or one year from the execution date. The Line of Credit Agreement is supported by issuance of a Promissory Note to the Lenders for any amounts advanced thereunder.

Events of default under the terms of the agreement include nonpayment of principal or interest, when due, subject to a five (5) day cure period; voluntary or involuntary bankruptcy or receivership or declaration of insolvency; misrepresentation in the Line of Credit Agreement or documentation; material defaults under any term of the Line of Credit Agreement which has been noticed and remains uncured for thirty (30) days.

On August 1, 2023, Med-X and the Lenders agreed to an Amendment to the Line of Credit Agreement such that   Maturity shall be the earlier of (a) the effective date the Company lists on a public stock exchange or (b) on demand upon thirty (30) days written notice by the Lenders.  On September 28, 2023, Med-X and the Lenders agreed to a further Amendment such that the Promissory Note shall automatically be converted in full to Med-X common stock at the IPO price. Since the Company did not consummate an IPO, the immediately preceding  terms of the Line of Credit Agreement shall apply. As of June 30, 2025 and December 31, 2024, the Company has drawn $499,617 against the Line of Credit Agreement and incurred interest expenses of $22,248 and $23,589, for the six months ended June 30, 2025 and 2024, respectively. Included in accounts payable as of June 30, 2025 and as of December 31, 2024 are interest payable of $9,142 and $5,717, respectively.

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MED-X, INC. Notes to Condensed Consolidated Financial Statements For Six Months Ended June 30, 2025 and 2024

8. LEASES

The Company conducts its operations from facilities in Canoga Park, California that was initially leased under a five-year lease which expired September 14, 2020. The Company renewed its lease for an additional five-year term which expires October 14, 2025. The lease is subject to an annual adjustment based upon an increase in the Consumer Price Index in the Los Angeles Area. Monthly payments range from $22,453 to $38,753 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average lease term for the Company’s operating leases as of June 30, 2025, and December 31, 2024 was 0.3 years and 0.8 years, respectively.

The weighted average discount rate used for operating leases is 6.75% for the periods ended June 30, 2025, and 2024.

Minimum future lease payments under non-cancellable operating leases as of June 30, 2025, are as follows:

For The Year Ended December 31,
2025	$103,286
Less: Present Value Discount	(20,182)
Total	83,104
Less: current portion	(83,104)
Lease liability, net of current portion	$-

9. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

On April 15, 2024 the Company’s Board of Directors approved a 1 for 16 Reverse Split of the Company’s common stock. The Reverse Split was effective April 16, 2024 and has been retroactively applied to the share and per share data included herein.

Shares issued during the six months ended June 30, 2025

During the six months ended June 30, 2025, the Company sold 937,250 shares of common stock at $2.00 per share under a private placement offering memorandum. The Company also sold 241,666 shares of common stock at $3.00 per share under the terms of a private placement. The Company received total proceeds of $2,047,480, net of offering costs.

In May 2024 the Company launched a Regulation CF Crowdfunding, offering shares of common stock at $3.00 per share. During the six months ended June 30, 2025, the Company issued 285,947 shares of common stock under this offering and received proceeds of $532,538, net of offering costs. On April 15, 2025, the Company filed a Form C-U indicating that the Company had terminated its Regulation CF Offering as of April 4, 2025.

During the six months ended June 30,2025, the Company also issued 641,000 shares of common stock for consulting services valued at $1,923,000 or $3 per share.

Shares issued during the six months ended June 30, 2024

During the six months ended June 30, 2024, the Company sold 1,115,000 shares of common stock at $1.60 per share in its private placement. And the Company sold 507,500 shares of common stock at $2.00 per share in its private placement. The Company received proceeds of $2,020,092, net of offering costs.

During the six months ended June 30, 2024, the Company issued 47,698 shares of common stock at $3.00 per share under its Regulation CF Crowdfunding Offering. The Company received proceeds of $117,626, net of offering costs.

During the six months ended June 30, 2024, the Company also issued 1,415,000 shares of common stock for consulting services which were valued at $2,264,000 or $1.60 per share.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred shares at a par value of $0.001. As of December 31, 2024 and December 31, 2023, 10,000 shares of preferred stock have been issued and are outstanding. The Series A super voting Preferred Stock have de minimus economic rights (i.e. no conversion right, no dividend rights and no liquidation preference) but do confer Matthew Mills 51% voting control of the Company. The Preferred Stock also has redemption rights, in which the shares of the Preferred Stock shall be automatically, and without any required action by the Company or the holders thereof, redeemed by the Company at their par value on the first to occur of the following trigger events: (i) on the date Matthew Mills ceases, for any reason, to serve as officer, director or consultant of the Company, or (ii) on the date that the Company’s shares of common stock first trade on any national securities exchange, provided, however, that (a) the listing rules of any such exchange prohibit preferential voting rights of a class of the Company, or (b) listing on any such national securities exchange is conditioned upon the elimination of the preferential voting rights of the Series A Preferred Stock set forth in our Certificate of Designation. For the sake of clarity, the only rights designated to the series A super voting Preferred Stock are voting rights.

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MED-X, INC. Notes to Condensed Consolidated Financial Statements For Six Months Ended June 30, 2025 and 2024

10. SHARE-BASED COMPENSATION

Stock Options

During 2016, the Company adopted the 2016 Stock Incentive Plan (which may be referred to as the “Plan”). The Company reserved 625,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, consultants, Officers or members of the Board of Directors. The term of the options under the Plan shall not exceed 10 years from the date of grant.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

In prior years, the Company has granted time-vested options to purchase shares of common stock with exercise prices ranging from $9.60 - $12.80 on the date of grant by the Board. These options vest ratably over a period of between 2 and 4 years and expire ten years from the date of grant. The fair values of these options were calculated using the Black-Scholes model. This option pricing model requires a number of assumptions, of which the most significant are: expected stock price volatility and the expected option term (the amount of time from the grant date until the options are exercised or expire). The Company estimated a volatility factor utilizing a weighted average of comparable published volatilities of its peers. The Company applied the simplified method to determine the expected term of stock-based compensation grants.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company’s stock option activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contractual Life
Outstanding at December 31, 2023	247,813	$10.08	2.76
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2024	247,813	$10.08	1.76
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at June 30, 2025	247,813	$10.08	1.26
Exercisable Options at June 30, 2025	243,360	$10.02	1.26

The number and weighted average exercise prices of all options outstanding as of June 30, 2025 are as follows:

Options Outstanding
			Weighted
		Weighted	Average
	Number	Average	Remaining
	Outstanding	Exercise	Contractual Life
Exercise Price	June 30, 2025	Price	(Years)
$12.80	17,813	$12.80	6.16
$10.56	62,500	$10.56	0.84
$9.60	167,500	$9.60	0.88
	247,813	$10.08	1.26

Stock compensation expense for the six months ended June 30, 2025 and 2024, was $3,624 and $3,624, respectively.

The aggregate intrinsic value of the options as of June 30, 2025 and December 31, 2024 is $0.

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MED-X, INC. Notes to Condensed Consolidated Financial Statements For Six Months Ended June 30, 2025 and 2024

Warrants

A summary of the Company’s warrants activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2023	17,587	$9.60	2.70
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2024	$17,587	$9.60	1.70
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at June 30, 2025	$17,587	$9.60	1.20

The aggregate intrinsic value of the warrants as of June 30, 2025 and 2024 is $0.

12. RELATED PARTY TRANSACTIONS

Line of Credit- Related Party

On August 6, 2022, the Company entered into a Line of Credit Agreement (the “Line of Credit Agreement”) providing for advances as needed up to a maximum of $500,000 for working capital with two of its executive officers, Matthew Mills and Jennifer Mills. (ref: Note 7)

As of June 30, 2025 and December 31, 2024, the Company has drawn $499,617 and $499,666, respectively against the Line of Credit Agreement and incurred interest expenses of $22,248 and $23,589, for the six months ended June 30, 2025 and 2024, respectively. Included in accounts payable as of June 30, 2025 and as of December 31, 2024 are interest payable of $9,142 and $5,717, respectively.

License Agreement

The Company’s subsidiary, PSH, has an exclusive royalty-free worldwide master license from Matthew Mills, our CEO and one of the founders of the Company to commercialize the Nature-Cide brand and line of products. The master license can be terminated by Mr. Mills in certain circumstances, such as a material breach of the agreement by PSH or its insolvency. Upon the closing of the Merger on April 16, 2018, a Nature-Cide sublicense agreement between PSH, as sub licensor, and the Company, as sublicensee, was merged and terminated. Accordingly, PSH can sell Nature-Cide directly to all potential customers for the product throughout the world.

In June 2012 the Company’s subsidiary, PSH, entered into a licensing agreement with Dr, Morton I Hyson, MD, PC, a director of the Company, dba Hyson Medical Products whereunder PSH was granted an exclusive license to utilize patents for certain branded products in consideration of a fee of 5% of the net sales of associated PSH branded products thirty days after each calendar quarter for five (5) years from commencement of sales, or the term of the agreement, whichever is longer. The agreement carried an initial term of five (5) years and is automatically extended thereafter for additional 12-month terms unless either party notifies the other party of the termination of the agreement, with at least six (6) months prior written notice. During the year ended December 31, 2024, we have paid to Dr. Hyson aggregate royalties of $26,302 (2023- $24,831) and have accrued royalties of $491 (2023 - $870) as of December 31, 2024. The patents  (1) Device and Method for Treatment of Headache - 5,700,238 ( Expired December 23, 2017), (2) Medicated Wrap - 6,313,370 (Expired November 6, 2021), and (3) Medicated Wrap - 7,186,260 (Expired March 6, 2022 )have all since expired and we are using the technology and case study covered by these patents to market additional private label consumer products under our brand to address headache pain relief, both migraine and tension.

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MED-X, INC. Notes to Condensed Consolidated Financial Statements For Six Months Ended June 30, 2025 and 2024

13. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

14. OTHER EVENTS

On September 15, 2023, the Company entered an agreement with Joseph Winograde to purchase 49% of Napco Painting Contractors, Inc.(“Napco”) for $500,000 in cash and issued a $2,500,000 convertible promissory note. The note converts into common stock at the IPO price. Since the Company's stock wasn't listed on Nasdaq within 90 days, the transaction was canceled. On December 13, 2023, an amendment extended the listing date to March 14, 2024, which later expired. Consequently, the transaction has been reversed as of the financial statement's issue date, retroactively affecting results from December 31, 2023, with no investment in Napco included. The Company intends to renegotiate with Napco at a future date.

On March 6, 2024, the Company entered into an agreement with Dealmaker to act as the Lead selling Agent for the Company’s Regulation A offering (the “DealMaker Agreement”). In connection with the DealMaker Agreement, the Company has agreed to pay DealMaker an advance of $32,500 (which shall be an advance against accountable expenses and will be refunded to the extent not actually incurred); a $10,000 monthly account management fee; and 6.5% cash fees from all proceeds.

On July 26, 2024 the Company entered into an Advisory Agreement with Maxim Group to provide general financial advisory and investment banking services to the Company. Upon execution of the agreement the Company issued 88,514 shares of common stock to Maxim Group LLC. The agreement includes provisions for additional payments in cash and shares upon the provision of certain additional services and the Company completing certain milestone achievements.

On June 28, 2025 Dr. Morton Hyson resigned as a Board of Director Member effective immediately for personal reasons. Effective July 18, 2025 Mrs. Mary Kay Wilson was appointed as a Board of Director Member filling the seat previously held by Dr. Morton Hyson.

15. SUBSEQUENT EVENTS

Between July 1, 2025, and August 31, 2025, the Company sold 441,999 shares of common stock at $3.00 per share under the terms of a private placement. The Company received total proceeds of $1,171,670, net of offering costs.

Between July 1, 2025, and August 31, 2025, the Company sold 137,823 shares of common stock at $4.00 per share in its Tier 2 Reg A+ Offering with net proceeds of $551,292.

On August 29, 2025, the Company entered into an agreement with Delbrook Digital Ltd., a foreign broker-dealer based in Canada doing business as Bad Twin Capital (together with any subsidiaries, affiliates, successors and assigns, “Bad Twin Capital”), along with its US partner, Marco Polo Securities, Inc., a registered US broker-dealer and member FINRA/ SIPC (together with its subsidiaries and affiliates, “Marco Polo”), pursuant to which Bad Twin Capital and Marco Polo (together, the “Bad Twin Capital Team”) shall act as financial advisers to the Company. Under the terms of the agreement the Company paid Bad Twin a $20,000 retainer and agrees to certain additional success fees and reimbursements in the event a transaction as contemplated by the agreement is concluded.

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ITEM 4.  EXHIBITS

INDEX OF EXHIBITS

Exhibit No.	Description

2.1	Articles of Incorporation*
2.2	Certificate of Designation of Series A Preferred Stock*
2.3	Bylaws*
4.1	Subscription Documents*
4.2	Form of Common Stock Certificate of the Registrant*
6.1	License Agreement, dated September 1, 2014, by and between Med-X, Inc., as the Licensee, and Pacific Shore Holdings, Inc. as the Licensor*
6.2	Posting Agreement, dated November 12, 2015, by and between Med-X, Inc. and StartEngine Crowdfunding, Inc., with Warrant attached.*
6.3	Broker-Dealer Services Agreement with FundAmerica Securities, LLC*
6.4	Development, Marketing and Consulting Agreement with M6, dated June 20, 2016*
6.5	Agreement with Monarch Bay Securities, LLC*
6.7	Broker-Dealer Agreement executed March 3, 2021, between Med-X, Inc., and Dalmore Group, LLC*
6.8	Share Purchase Agreement by and among Med-X, Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited*
6.9	Warrant to purchase shares of Med-X, Inc. Common Shares*
6.10	Registration Rights Agreement*
6.11	Med-X, Inc. 2016 Stock Incentive Plan*++
6.12	Agreement of Merger and Plan of Reorganization by and among Med-X Acquisition Corp. and Pacific Shore Holdings, Inc. and Matthew Mills*
6.13	Lease between S&R Properties, Corp. and Pacific Shore Holdings, Inc. dated August 1, 2015*
6.14	Amendment to Lease with S&R Properties dated July 21, 2020*
6.15	Loan and Security Agreement between Crestmark Bank and Pacific Shore Holdings, Inc. dated November 27, 2012*
6.16	Security Agreement Crestmark Bank and Pacific Shore Holdings, Inc.*
6.17	Promissory Note issued to Crestmark Bank dated November 27, 2021*
6.18	License Agreement between Matthew Mills and Pacific Shore Holdings, Inc. dated July 1, 2012*
6.19	Licensing Agreement between Dr. Morton I. Hyson, M.D., PC. D.b.a. Hyson Medical Products and Pacific Shore Holdings, Inc. dated June 22, 2012*
6.20	License Agreement between Matthew Mills and Pacific Shore Holdings, Inc. dated January 15, 2010*
6.21	Line of Credit Agreement between Matthew Mills, Jennifer Mills, and Med-X, Inc., dated August 6, 2022*
6.22	Engagement letter between the Company and RF Lafferty & Co., Inc.*
6.23	Amendment to Line of Credit Agreement with Matthew Mills, Jennifer Mills and Med-X, Inc. dated September 28, 2023*
6.24	Agreement for the Purchase and Sale of Capital Stock between Med-X Inc and Joseph Winograde *
6.25	Convertible Promissory Note between Med-X Inc and Joseph Winograde *
6.26	Purchaser’s Rights Agreement between Med-X Inc and Joseph Winograde *
6.27	Amendment to the Agreement for the Purchase and Sale of Capital Stock, dated December 13, 2023, between Med-X, Inc. and Joseph Winograde*
6.28	Purchaser’s Rights Agreement, dated September 15, 2023*
6.29	Distribution Agreement, dated September 25, 2023, between Med-X, Inc. and Ensystex Australasia Pty Ltd*
6.30	Form of Warrant Agency Agreement*
6.31	Amendment No. 1 to Agreement for the Purchase and Sale of Capital Stock between Med-X Inc and Joseph Winograde*
6.32	Amendment No. 1 to the Convertible Promissory Note between Med-X Inc. and Joseph Winograde *
6.33	Engagement Agreement with Delbrook Digital Ltd., doing business as Bad Twin Capital *
8.1	Escrow Services Agreement with FundAmerica Securities, LLC*

*  previously filed

 ++ Indicates a management contract or compensatory plan.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 26, 2025.

Med-X, Inc.

By:	/s/ Matthew Mills
Name:	Matthew Mills
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Matthew Mills	Chief Executive Officer of Med-X, Inc.	September 26, 2025
Matthew Mills	(Principal Executive Officer)

/s/ Ronald J. Tchorzewski	Chief Financial Officer of Med-X, Inc.	September 26, 2025
Ronald J. Tchorzewski	(Principal Financial Officer and Principal Accounting Officer)

29